Mail Stop 3561

February 8, 2007

BY U.S. MAIL

Jeffrey M. Thompson
Chief Executive Officer and President
Towerstream Corporation
55 Hammerlund Way
Middletown, RI 02842

>   **Re: Item 4.01 Form 8-K**
>   **Filed January 19, 2007**
>   **File No. 333-131087**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Towerstream Corporation
February 8, 2007

Item 4.01 of Form 8-K

1. Please amend your Form 8-K to include all of the disclosures required by Item 304 of
    Regulation S-B, including, but not limited to the following:

    - Disclose whether your former auditor resigned, declined to stand for re-election, or
      was dismissed. Disclose the date your relationship ended. Also, indicate whether the
      decision to change auditors was recommend or approved by your board of directors.

    - Amend your Form 8-K to include the required letter from your former auditor.

    - Disclose whether the former auditor's report on your financial statements for either of
      the past two years contained an adverse opinion, a disclaimer of opinion, or was
      qualified or modified as to uncertainty, audit scope or accounting principles and, if
      so, describe the nature of each adverse opinion, disclaimer of opinion, modification or
      qualification.

    - Disclose whether, during your two most recent fiscal years and any subsequent
      interim period before your auditor resigned, declined to stand for re-election, or was
      dismissed, you had any disagreements with your former auditor on any matter of
      accounting principle or practice, financial statement disclosure, or auditing scope or
      procedure.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the
filing to be certain that the filing includes all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed
investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the
company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the
      filing;

Towerstream Corporation
February 8, 2007

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

<u>Closing</u>

You may contact the undersigned below at (202) 551-3307, or in her absence to Mr. Robert Benton, Senior Staff Accountant, at (202) 551-3804, if you have questions regarding the above matters.

Sincerely,

Theresa A. Messinese
Staff Accountant